FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the Proxy Card for voting in the Company’s Annual Shareholders Meeting scheduled for September 24, 2008. The Proxy Statement in respect of the Shareholders Meeting was previously filed under Form 6-K on August 14, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: August 20, 2008

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

September 24, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided.

Please refer to the Proxy Statement discussion of each of these matters.
THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” EACH OF THE LISTED PROPOSALS:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

		FOR	AGAINST	ABSTAIN
1.	To elect the following seven nominees as directors: Edouard Cukierman, Joel Adler, Ronen Zavlik, Dan Hoz, Gérard Limat, Guillaume Binder and Jacob Neuhof.	☐	☐	☐

2.	To elect the following two nominees as external directors: Nelly Assouline and David Golan.	☐	☐	☐
		YES	NO
2a.

With regard to proposal 2, please indicate by marking an “X” in the appropriate box (YES/NO) whether you are a “Controlling Shareholder” (as defined in the proxy statement). If an X is not marked in either column, your vote in respect of proposal 2 will be disqualified.

		☐	☐
		FOR	AGAINST	ABSTAIN
3.	To approve the compensation to be paid to the Company’s external directors.	☐	☐	☐

4.	To approve the compensation to be paid to the Company’s directors who are not Company employees or consultants.	☐	☐	☐

5.	To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s Independent Auditors.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the general meeting and any adjournments thereof.

PLEASE COMPLETE, DATE, SIGN AND MAILTHIS PROXYCARD IN THE ENCLOSED PREPAID ENVELOPE.

	Check here if you plan to attend the Annual General Meeting?	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON SEPTEMBER 24, 2008

The undersigned, revoking previous proxies, hereby appoint(s) Edouard Cukierman and Shmuel Koren, or any one of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all ordinary shares of B.O.S. Better Online Solutions Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of Catalyst Fund L.P. at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on September 24, 2008 at 14:00 p.m. (local time) and at any adjournments thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgement.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

(Continued and to be signed on the reverse side.)